UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): September 21, 2017

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 7.01. Regulation FD Disclosure.

On September 21, 2017, McDonald's Corporation issued an Investor Release announcing that on the same day the Company's Board of Directors declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

   (d)   *Exhibits.*
   99   Investor Release of McDonald's Corporation issued September 21, 2017: McDonald's Raises Quarterly Cash Dividend by 7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: September 21, 2017

By: /s/ Denise A. Horne
_____

Denise A. Horne
Corporate Vice President, Associate General Counsel and Assistant Secretary

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

09/21/2017

FOR MORE INFORMATION CONTACT:

Investors: Mike Flores, 630-623-3519

Media: Terri Hickey, 630-623-5593

McDONALD'S RAISES QUARTERLY CASH DIVIDEND BY 7%

- **Quarterly cash dividend increases 7% to $1.01 per share - the equivalent of $4.04 annually**

- **This increase reinforces management's confidence in the Company's long-term strategy and expectation to return between $22 and $24 billion to shareholders for the 3-year period ending 2019**

OAK BROOK, IL - Today, McDonald's Board of Directors approved the Company's 41st consecutive annual dividend increase, raising the quarterly dividend 7% from $0.94 to $1.01 per share of common stock, payable on December 15, 2017 to shareholders of record at the close of business on December 1, 2017. This brings the fourth quarter dividend payout to approximately $800 million.

McDonald's President and Chief Executive Officer Steve Easterbrook said, "We continue to make progress in building a better McDonald's with our Velocity Growth Plan. Today's dividend increase reflects our confidence in the strength of the business and our ability to deliver sustained, long-term profitable growth for our system and our shareholders."

Upcoming Communications

McDonald's plans to release third quarter results before the market opens on October 24, 2017 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

About McDonald's

McDonald's is the world's leading global foodservice retailer with approximately 37,000 locations in over 100 countries. Over 90% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

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